Exhibit 99.1

YM BIOSCIENCES USA CLEARED BY US FDA TO INITIATE PHASE II CLINICAL TRIAL OF NIMOTUZUMAB IN CHILDREN WITH INOPERABLE, RECURRENT BRAIN CANCER

MISSISSAUGA, Canada - August 30, 2007 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that its wholly-owned US subsidiary, YM BioSciences USA Inc. (“YM-USA”) has been cleared by the US Food and Drug Administration (FDA) to initiate a  Phase II trial investigating nimotuzumab in pediatric patients with recurrent diffuse intrinsic pontine glioma (DIPG), a form of inoperable, treatment-resistant brain cancer. Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR). Eight leading US pediatric clinical centers will be participating in the study. YM BioSciences previously announced that it had received a No Objection Letter from Health Canada in June 2007 to initiate this single-arm trial, which will enrol 44 patients with DIPG who will be treated with nimotuzumab as monotherapy.

This is the first occasion, to the knowledge of the Company, in which a clinical trial has been cleared by the FDA for a drug of Cuban origin. Clearance for importation of nimotuzumab into the US for this trial was authorized by a Special License issued to YM-USA by the US Treasury Department’s Office of Foreign Assets Control (OFAC). Nimotuzumab has already been administered to a number of children in the US under licenses from the US Treasury Department and under single-patient INDs from the FDA.

”The clearance of this US IND by the FDA is a significant step in the development of nimotuzumab,” said David Allan, Chairman and CEO of YM BioSciences.  “In addition to the US investigatory sites, the global development program for nimotuzumab includes ongoing and planned clinical trials involving this and various other indications of cancer in Canada, Europe, Japan, Korea, Singapore, India, Argentina, and Brazil.”

The trial design is based on a previous trial conducted in Germany. In that trial, which was the subject for an oral presentation at ASCO 2007, eight of 21 children with recurrent DIPG had a clinical benefit from treatment with nimotuzumab as monotherapy - one Partial Response (PR) and seven Stable Disease (SD) were reported in 21 patients, at the end of the induction phase at the eighth week. Those eight patients continued on maintenance therapy and, at week 21, three patients were declared PR and one was evaluated SD. No reports of OR in this patient population has, to the knowledge of the Company, been previously reported.

The primary endpoint of the current trial is Response Rate, with a target of 15%, and recruitment is expected to be completed within approximately 18 months from initiation. The principal investigatory site is the Hospital for Sick Children in Toronto, Canada where Drs. Eric Bouffet, Sylvain Baruchel, and Ute Bartels lead the international program. The US investigatory sites at which the trial will be conducted include leading pediatric neuro-

oncology centers that are members of the “POETIC” consortium (Pediatric Oncology Experimental Therapeutics International Consortium). Members of POETIC include Vanderbilt Children's Hospital/Vanderbilt-Ingram Cancer Center, M.D. Anderson Cancer Center, Memorial Sloan-Kettering Cancer Center, the Sidney Kimmel Cancer Center at Johns Hopkins, Children's Healthcare of Atlanta at Egleston, the Children's Hospital at the University of Colorado and the University of Florida and Alberta’s Children’s Hospital in Calgary. In addition, the University of Rochester Medical Center and the New York University Medical Center will also be included in the trial.

YM BioSciences’ European partner for the development of nimotuzumab, Oncoscience AG, recently announced the enrolment of the 40th and final patient in its international Phase III trial combining nimotuzumab with radiation for the first-line treatment of children and adolescents with newly diagnosed DIPG.

Nimotuzumab

Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR). To date nimotuzumab has been administered to over 900 patients in more than a dozen clinical trials and on a compassionate basis.  It has been approved in several countries and has been provided on a compassionate basis in certain countries including the US, Canada, Germany, and Australia. The emerging safety data for nimotuzumab suggests a more benign side-effect profile compared to currently approved EGFR targeting antibodies and small molecules. The absence of any cases of severe rash to date and the rare instances of any of the other debilitating side effects holds the prospect for nimotuzumab to become best-in-class for this important family of EGFR-targeting agents.

Nimotuzumab global development programs

Nimotuzumab is licensed to YM’s majority-owned Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB, S.A., the corporation representing the Centre for Molecular Immunology, which was responsible for the discovery and early development of this unique molecule. Nimotuzumab has been sub-licensed by CIMYM to Daiichi Sankyo Co., Ltd for Japan, Oncoscience AG in Europe, Kuhnil Pharmaceutical Co. in South Korea and Innogene Kalbiotech in Southeast Asia.

In the territories for which YM has licensed nimotuzumab the drug is currently in varying stages of development in colorectal cancer, adult and pediatric glioma, non-small-cell lung cancer and pancreatic cancer and YM expects that the range of indications will continue to broaden in 2008 as the group’s cooperative efforts expands.

In countries outside of YM’s territories, nimotuzumab is in development by seven licensees and is already approved for treatment of cancers of the head and neck in a number of those including India, China, Cuba, Columbia and Argentina.

YM anticipates that the licensees will increasingly participate cooperatively to accelerate the rate of recruitment into trials of common interest, thereby reducing the costs of development for each participant, and shortening the time to completion of trials.

About YM BioSciences

YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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